RECEIVED

2007 NOV 20 P 4: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comission
450 Fith Street, N.W.
Washington, D.C. 20549
USA

07028156

Madrid, November 12, 2007

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) The English version of a notice of significant event (Comunicación de hecho relevante), dated July 31, 2007, regarding the acquisition by Promotora de Informaciones, S.A. (through its subsidiary, Grupo Latino de Radiodifusión Chile Ltda.) of shares of IBEROAMERICAN RADIO CHILE, S.A. from CLAXSON CHILE, S.A., that is attached as **Item 1.** This English version was not filed with the CNMV.

B) The English version of a notice of significant event (Comunicación de hecho relevante), dated August 14, 2007, regarding the information published by the heirs of Mr. Jesús de Polanco Gutiérrez. This English version was not filed with the CNMV, and is attached as **Item 2**.

C) The English version of a press release, dated September 22, 2007, regarding the legal actions taken by PRISA against The Nielsen Company in USA. This English version was not filed with the CNMV, and is attached as **Item 3**.

E) The English version of a notice of significant event (Comunicación de hecho relevante), dated October 18, 2007, regarding the modification of the Rules of the Board of Directors. This English version was not filed with the CNMV, and is attached as **Item 4**.

F) The English version of a notice of significant event (Comunicación de hecho relevante), dated October 18, 2007, regarding the appointment of the new Chairman of the Audit Committee. This English version was not filed with the CNMV, and is attached as **Item 5**.

G) The English version of a notice of significant event (Comunicación de hecho relevante), dated October 18, 2007, regarding the Executive Commission of the Company. This English version was not filed with the CNMV, and is attached as **Item 6**.

PROCESSED
NOV 26 2007
THOMSON
FINANCIAL

dlw 11/21

G) The English version of a notice of significant event (Comunicación de hecho relevante), dated October 22, 2007, regarding the third quarter report of the year 2007. This English version was not filed with the CNMV, and is attached as **Item 7**.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

Madrid, July 31, 2007

Announcement of Relevant Information

Promotora de Informaciones, S.A. (PRISA) announced that today, through GRUPO LATINO DE RADIODIFUSIÓN CHILE Ltda (GLR Chile), subsidiary of UNIÓN RADIO, it completed the acquisition of all of the shares of IBEROAMERICAN RADIO CHILE, S.A (IARC) from CLAXSON CHILE, S.A., an operation that was reported as Relevant Information No. 74527 on December 22, 2006.

The transaction was authorized by the Chilean Competition Defense Tribunal (TDLC), which imposed the following conditions: the obligation to divest a license to operate in Iquique, La Serena, Tongoy, Cartagena, Quilpue, Talcahuano, Los Ángeles, Temuco, Nueva Imperial and Valdivia, and two licenses in Concepción, Villarrica, Osorno and Puerto Montt; the obligation to consult with the TDLC with respect to the acquisition of new radio broadcasting licenses in Chile or the renewal of its current ones; and the reduction over a two-year period of the Seller's non-competition obligations.

The price of the operation was US$74,600,000.

IARC is Chile's leading radio broadcasting group. It broadcasts in eight musical program formats: Corazón, FM Dos, Pudahuel, Rock&Pop, Hit, Imagina, Futuro and Concierto. These formats hold top positions in audience rankings, specifically taking six of the first ten slots.

ANNOUNCEMENT

As a result of the death of Jesus de Polanco, his heirs have informed the Spanish National Securities Markets Commission of the controlling shareholding in Prisa that they maintain through the Rucandio family enterprise. Information was likewise provided concerning the family protocol binding Rucandio's shareholders that guarantees the stability of their controlling shareholding in Prisa.

Madrid, August 14, 2007

Attention Economy and Communications Sections

PRESS RELEASE

PRISA TO SUE NIELSEN

In view of Nielsen's unjustifiable downward revision of its figure for unique users of ELPAIS.com, Groupo Prisa will take legal action against The Nielsen Company in the United States and in other pertinent jurisdictions, to assert a claim for compensation for the damages caused by this audience metrics multinational company. In that regard, Prisa has retained the Washington, D.C. law firm of Howrey LLP as counsel.

Given the lack of legal and commercial certainty prompted by Nielsen's acts, Prisacom is likewise demanding that Nielsen's procedures and audience metrics systems, which have proved so deficient, be subjected to an audit by independent experts.

Madrid, September 27, 2007

For further information call:

Phone: 91 3537900

comunicacion@prisacom.com

Madrid, October 18, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that in its meeting held today the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. amended the Board of Directors Regulation.

A copy of the new text of the Board of Directors Regulation is attached, and will likewise be made available to shareholders on the company's webpage (www.prisa.es).

PROMOTORA DE INFORMACIONES, S.A.

Board of Directors Regulation, approved on June 21, 2001, amended on July 17, 2003, March 18, 2004, January 18, 2007 and October 18, 2007.

Chapter I.- PRELIMINARY

Article 1.- Purpose.

1.- The object of this Regulation is to set forth the working principles of the Board of Directors of Promotora de Informaciones, S.A., the basic rules for its organization and functioning, and the rules of conduct of its members.

2.- The rules of conduct established in this Regulation for directors shall, if compatible, likewise apply to the senior management of the Company who attend the meetings of the Board of Directors.

Article 2.- Interpretation.

This Regulation shall be interpreted in accordance with legal provisions and the rules set forth in the bylaws, and are founded on the spirit and purpose thereof, with the Board of Directors having the power to resolve any conflict that may arise with regard to its application.

Article 3.- Amendment.

1.- This Regulation may only be amended at the request of the Chairman or one third of the directors serving on the Board, who must accompany their request with a report justifying their proposal.

2.- The Corporate Governance, Appointments and Remuneration Committee shall issue an opinion concerning the proposed amendment.

3.- The text of the amendment, the authors' report justifying the proposal and the opinion of the Corporate Governance, Appointments and Remuneration Committee shall be attached to the call for the meeting of the Board at which this matter is to be discussed.

4.- In order to be valid, an amendment of the Regulation shall require a resolution adopted by an absolute majority of the members of the Board.

Article 4.- Publication.

1.- Directors and senior management have the obligation to be informed of, and to comply and to compel compliance with this Regulation. To this end, the Board Secretary shall provide all of the aforementioned with a copy of the same.

2.- The Board of Directors shall take all necessary measures to distribute the Regulation to shareholders and to the investing public in general.

Chapter II.- MISSION OF THE BOARD

Article 5.- Functions.

1.- Except for matters reserved for shareholders meetings, the Board of Directors is the highest decision-making body of the Company.

2.- Board policy is to delegate the day-to-day management of the Company to the Chairman, assisted by the Chief Executive Officer and the management team, while focusing its activity on general supervisory tasks. Powers reserved to the Board by law or in the bylaws cannot be delegated.

3.- In any event, the following must be submitted for prior approval to the Board of Directors of the Company:

a) General company policies and strategies, including:

- i) The strategic or business plan, as well as annual management and budget objectives and financial projections;
- ii) Investment and financing policies;
- iii) Determination of group company structure and any proposed amendment of the Company's corporate purpose;
- iv) Corporate governance policy;
- v) Corporate social responsibility policy
- vi) General remuneration policy affecting directors and senior management;
- vii) Risk control and management policy, as well as periodic supervision of internal information and control systems;
- viii) Determination of dividend and treasury stock policies;

b) The following decisions:

- i) Financial information related to listed securities that the Company must disclose periodically
- ii) The undertaking of investments, assumption of financial obligations or the granting of any financial commitments that derive, among others, from loans, credits, sureties or other guarantees, as well as entering into contracts that are of significant importance to the Company or its subsidiary and/or controlled companies, except for cases of extreme urgency in which it is impossible for the Board of Directors to meet.
- iii) Any transfer or encumbrance of assets relating to the Company or its subsidiary or controlled companies.

iv) Motions or resolutions for capital increases or reductions. Any other changes in capital structure.

v) Strategic alliances of the Company or its controlled companies.

vi) The creation or acquisition of interests in entities domiciled in countries or territories considered tax havens.

vii) Mergers, spin-offs and any other relevant decision regarding the position of the Company as a listed company.

viii) The remuneration of directors as well as, in the case of executive directors, any additional remuneration for their executive functions and other conditions set forth in their contracts.

ix) Authorization of linked transactions in the terms provide for in this Regulation.

x) Periodic evaluation of the performance and composition of the Board of Directors.

4.- If urgently required, the decisions mentioned in paragraphs i), ii), iii), v), vi) and ix) of section 3.-b) above may be made by the Executive Commission. In the cases of extreme urgency mentioned in section 3.b ii) above, a decision of the Chairman may suffice in lieu of approval of the Board of Directors.

Article 6.- Objectives.

1.- The criteria that must at all times govern the activities of the Board of Directors are: compliance with the corporate purpose, defense of the long-term viability of the Company and the development of its true value, safeguarding its identity, as well as the professional principles and codes of ethics of the Group's publishing companies and communications media.

2.- Within the scope of the corporate organization, the Board shall adopt the measures necessary to ensure:

a) That company management pursues the creation of value for shareholders and has the proper incentives to do so;

b) That company management works under the effective supervision of the Board;

c) That no shareholder receives privileged treatment with respect to the others.

Article 7.- Other interests.

The creation of value in the Company in the interest of the shareholders shall necessarily be carried out by the Board of Directors, respecting the requirements imposed by law, fulfilling the explicit and implicit contracts arranged with workers,

suppliers, financiers and clients in good faith and, in general, observing those ethical duties that are inherent in the responsible management of the Company.

Chapter III.- COMPOSITION OF THE BOARD

Article 8.- Qualitative Composition.

1.- In exercising its right to fill vacancies and to propose appointments at Annual Shareholders Meetings concerning the composition of the Board, the Board of Directors shall ensure a majority of external or non-executive directors with respect to executive directors.

In that regard, executive directors are understood to include the Chairman, the Chief Executive Officer and other directors who, under any other title, assume managerial responsibilities within the Company or any of the subsidiary companies.

2.- As vacancies arise, the Board shall ensure that the majority group of external directors includes both those proposed by owners of significant stable shareholdings (owner-directors) and professionals of recognized prestige who have no links to the executive team or significant shareholders that would compromise their independence (independent directors).

For the purposes of the foregoing paragraph, the Board shall take into account the ownership of the Company, the importance in absolute and comparative terms of the significant shareholders' stakes, as well as the degree of permanence and the strategic association of the owners of those significant shareholdings with the Company.

If there is an external director who cannot be considered either an owner-director or an independent director, the Board of Directors shall explain that circumstance and his relationship to the Company or to its managers or shareholders.

3.-The Board of Directors shall explain the nature of each director's relationship to the Company at the Shareholders Meeting at which his appointment is to be made or ratified, confirming or, if warranted, reviewing it annually in the Annual Report on Corporate Governance, after having been verified by the Corporate Governance, Appointments and Remuneration Committee.

4.- The provisions of this article are understood as being without prejudice to the right of representation that is legally recognized to the shareholders on a proportional basis.

Article 9.- Quantitative composition.

1.- The Board of Directors shall be made up of the number of directors determined at the annual shareholders meeting within the limits set forth in the company bylaws.

2.- At the annual meeting the Board shall propose the number of directors required to ensure due representation and its effective functioning, in accordance with the changing circumstances of the Company.

Chapter IV.- STRUCTURE OF THE BOARD OF DIRECTORS.

Article 10.- Chairman of the Board.

Without prejudice to the powers set forth in the bylaws, the Chairman of the Board shall preside at the annual shareholders meetings, at meetings of the Board of Directors and at the meetings of the Executive Commission, and shall be the chief individual responsible for the management of the Company. His appointment entails assuming all powers that the Board can legally delegate him.

Article 11.- Chief Executive Officer

1.- The Chief Executive Officer shall be the main assistant to the Chairman in the management of the Company. His appointment entails assuming all powers that the Board can legally delegate him. He shall be responsible for the effective management of the business of the Company, always acting in accordance with the decisions and criteria laid down at the annual shareholders meeting, and by the Board of Directors and the Chairman.

2.- Without prejudice to the provisions of Articles 5 and 10 above, the Chief Executive Officer shall be responsible for the day-to-day management of the Company. In emergency circumstances he may adopt the measures he deems warranted in the interest of the Company. He likewise has the power to enforce Board and Executive Commission resolutions.

Article 12.- Deputy Chairman or Chairmen.

1.- The Board may appoint one or more Deputy Chairmen, who shall substitute for the Chairman in his absence and when it is impossible for him to attend to matters affecting the functioning of the Board of Directors, and they shall exercise all other powers set forth in Article 21 b) of the company bylaws.

2.- In the event there are several Deputy Chairmen, and unless there is an agreement to the contrary, the First Deputy Chairman shall preside and, in the absence of all of the Deputy Chairmen, the director who is appointed by the Board of Directors shall preside.

3. -The Deputy Chairman, or if there are more than one, the First Deputy Chairman shall be appointed Chairman by the Board of Directors in the event that the Chairman leaves office for any reason.

Article 13.- Board Secretary.

1.- The Board of Directors shall appoint a Secretary, who shall be a lawyer, and need not be a director.

2.- The Secretary shall assist the Chairman in his tasks and shall ensure the proper functioning of the Board. In that regard he shall provide the directors with all necessary

advice and information, maintain company records, duly reflect the undertaking of all meetings in the minute books, and issue certificates concerning Board resolutions.

3.- In any event, the Secretary shall ensure the formal and substantive legality of the activities of the Board and that its rules of governance and procedures are enforced.

4.- The Board of Directors may appoint a Deputy Secretary, who need not be a director, to assist the Secretary to the Board of Directors.

5.- In the absence of the Secretary, a director appointed as such by the Board shall perform those tasks.

Article 14.- Executive Commission.

1.- The Board of Directors shall appoint an Executive Commission comprising seven board members, which shall always include the Chairman of the Board, Chief Executive Officer, Chairman of the Audit Committee and Chairman of the Corporate Governance, Appointments and Remuneration Committee. Appointment of the members of the Executive Commission shall be made upon a proposal from the Chairman of the Board and a two-thirds favorable vote of board members.

The composition of the Executive Commission with regard to the type of directors shall be similar to that of the Board of Directors.

Members of the Executive Commission shall cease in their functions when they cease to be board members or upon a decision of the Board of Directors.

Without prejudice to the powers vested in the Chairman of the Board and the Chief Executive Officer, all powers of the Board of Directors that may legally be delegated shall be delegated to the Executive Commission.

2.- The Secretary of the Board of Directors shall serve as Secretary of the Executive Commission, and the provisions of Article 13 above shall likewise apply to the procedures of the Executive Commission.

The Executive Commission shall meet at least six times a year and at anytime that, in the opinion of the Chairman, company interests warrant a meeting or when two or more members of the Executive Commission or the Chief Executive Officer request that a meeting be called, the Chairman being obliged to give notice of meetings sufficiently in advance.

A Commission meeting may be validly held when a majority of the directors on the committee are present or represented by proxy, and members not in attendance may give their proxies to another director who is a committee member.

Resolutions shall be passed by an absolute majority vote of the Executive Commission members present or represented by proxy.

When there are no specific procedures, those set forth in this Regulation for the Board of Directors shall apply to the Executive Commission, provided that they are compatible with the Commission's nature and functions.

When requested to do so, other directors who are not committee members, as well as managers whose reports are necessary for company operations, may attend commission meetings, having voice but no vote

3.- The Executive Commission shall keep minutes of its meetings in the terms provided for the Board of Directors.

4.- The Executive Commission shall report on its activities at the first full board meeting following its sessions, and shall be accountable for the work it undertakes. The Board shall always be informed of all matters discussed and all resolutions adopted by the Executive Commission. All board members shall receive a copy of the minutes of the Executive Commission's meetings.

5.- The Executive Commission may seek outside expert advice when it is deemed necessary for the fulfillment of its functions.

Chapter V.- FUNCTIONING OF THE BOARD.

Article 15.- Meetings of the Board of Directors.

1.- The Board of Directors shall meet at least five times a year, and at such intervals that the Chairman may deem warranted for the proper functioning of the Company, or when so requested by two or more directors or by the Chief Executive Officer.

2.- The call for meetings shall always include the agenda for the meeting and shall be issued by letter, fax, telegram or electronic mail, and shall be authorized by the signature of the Chairman, or the Secretary or Deputy Secretary by order of the Chairman. The call shall be sent a minimum of seven (7) days in advance of the meeting, to the address designated for each director.

Notice of a meeting of the Board called at the petition of directors shall be sent within five (5) days following their request.

3.- The Chairman shall ensure that the Chief Executive Officer prepares and provides the rest of the directors with information concerning the progress of the Company and those matters necessary for adopting the items proposed on the agenda at each meeting of the Board of Directors and of the Executive Commission.

4.- The Chairman shall always have the power to submit to the Board of Directors those matters that he deems appropriate for the proper progress of the company, regardless of whether they have been included on the agenda.

5.- The notice period provided for in section 2 above shall not apply when, in the opinion of the Chairman, the circumstances so justify.

6.- A meeting of the Board shall be held, without the need for a call, when all of the directors are present and agree to hold the meeting.

7.- Adoption of Board resolutions in writing and without holding a meeting shall only be deemed acceptable when no director challenges this procedure.

Article 16.- Board Meeting Procedure

1.- A Board meeting may be validly held when at least one half plus one of all directors are present or represented. A director who is unable to attend a meeting may appoint a director in attendance as proxy. Appointment of proxies must be made in writing, specifically for the meeting in question

2.- Except in those cases in which the law requires a supermajority, resolutions shall be adopted by an absolute majority of the directors who are present or represented, and the Chairman shall break any possible ties with his casting vote.

3.- The Chairman shall moderate discussions by ensuring and promoting the participation of all of the directors during Board deliberations, submitting items of business to a vote when he considers that they have been sufficiently discussed.

4.- Each director present or duly represented shall have one vote.

Chapter VI .- APPOINTMENT AND DISMISSAL OF DIRECTORS.

Article 17.- Appointment of Directors.

1.- Directors shall be appointed at shareholders meetings or, on a provisional basis, by the Board of Directors pursuant to the provisions of the Corporations Law and the company bylaws.

2.- Proposals for the appointment of directors submitted by the Board of Directors for consideration at shareholders meetings and resolutions appointing directors that the Board adopts by virtue of its legally-attributed powers of co-optation must conform to the provisions of this Regulation, and must be accompanied by a non-binding advisory opinion issued by the Corporate Governance, Appointments and Remuneration Committee. A proposal of the Corporate Governance, Appointments and Remuneration Committee shall be required for the appointment of independent directors.

Article 18.- Appointment of External Directors.

The Board of Directors and the Corporate Governance, Appointments and Remuneration Committee shall seek to ensure, within the scope of their respective powers, that the candidates selected are persons of acknowledged competence and experience.

Article 19.- Re-appointment of Directors.

Motions for re-appointment of directors submitted by the Board of Directors at a shareholders meeting shall be subject to a formal drafting process. A necessary part of this process is an opinion issued by the Corporate Governance, Appointments and Remuneration Committee in which the performance and commitment of the directors proposed during the previous mandate shall be evaluated.

Article 20.- Tenure of Service.

1.- Directors shall be appointed for a term of five (5) years, and may be re-appointed.

2.- Directors appointed by co-optation remain in office until the date of the first shareholders meeting.

Article 21.- Termination of Tenure.

1.- Directors shall leave their posts when the period for which they were appointed has expired or when so decided by shareholders at a shareholders meeting in the exercise of the powers that are conferred upon them by statute or in the bylaws.

2.- Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

a) When they are subject to any of the legally-established prohibitions or grounds for disqualification.

b) When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

c) When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

d) When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director looses his respective status as such.

e) When in the course of a year they fail to attend more than three meetings of the Board of Directors without just cause.

3. The Board of Directors shall not propose the removal of any independent director before completing the term of office set forth in the bylaws for which he was appointed, unless the Board deems that there is just cause for doing so and after seeking the opinion of the Corporate Governance, Appointments and Remuneration Committee. In that regard, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post.

4.- Committee members shall leave their posts when they cease to be directors.

Article 22.- Voting Objectivity and Secrecy.

1.- Pursuant to the terms of Article 31 of this Regulation, directors affected by motions for re-appointment or termination shall absent themselves from the meeting during deliberations and voting on such matters.

2.- If any director so requests, Board of Director votes involving the appointment, re-appointment or termination of directors shall be by secret ballot, without prejudice to the right of any director to have his vote recorded in the minutes.

Chapter VII .- BOARD OF DIRECTOR COMMITTEES

Article 23.- Introduction

1.- The Board of Directors shall establish an Audit Committee and a Corporate Governance, Appointments and Remuneration Committee.

2.- The Secretary to the Board, or in his absence the Deputy Secretary shall act as secretary to these committees. The committees shall meet when convened by their chairman. Where no special provisions exist, the rules of procedure for the Board set forth in this Regulation shall apply to committees, provided that they are compatible with their nature and function.

3.- All committees established by the Board shall keep minutes of their meetings in the same conditions set for the for the Board of Directors.

Committees shall report on their activities and explain the work they have carried out at the first full board meeting held subsequent to the committee meetings.

4. Committees may seek outside advice when they deem it necessary for the fulfillment of their obligations.

Article 24.- Audit Committee

1.- The Audit Committee shall have the number of members that is determined by the Board of Directors from time to time, with a minimum of three (3) and a maximum of five (5) members. It shall have a majority of non-executive directors who shall not have a contractual relationship with the Company other than the position to which they are appointed. The composition of the committee shall provide appropriate representation to independent directors, at least in proportion to their presence on the Board of Directors.

2.- The appointment and termination of committee members shall be made by the Board of Directors on a motion from the Chairman.

Committee members shall leave their posts when they cease to be directors or when so agreed by the Board of Directors.

The Chairman of the committee shall be elected by the Board of Directors from among its members who are independent directors, and may not maintain a contractual relation with the Company other than the position for which he is appointed. The committee

chairman shall be replaced every four years, and may be re-appointed one year after having left the post.

3.- The primary function of the Audit Committee is to assist the Board of Directors in its tasks of overseeing the management of the company.

The Audit Committee shall have all of the following basic responsibilities:

a) Within the scope of its powers, to report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

b) To propose to the Board of Directors the appointment of external account auditors pursuant to Section 204 of the consolidated text of the Corporations Law, to be submitted at the annual shareholders meeting.

c) To supervise internal auditing services.

d) To supervise the Company's financial information process and internal monitoring systems.

e) To maintain contact with the external auditors in order to receive information on those issues that could compromise their independence and any others related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

4.- In addition, and regardless of other tasks that may be assigned it by the Board of Directors, the Audit Committee shall have the following powers:

a) To advise and make proposals to the Board of Directors concerning the auditors contract conditions, scope of professional mandate and, if warranted, the revocation or non-renewal of the external auditors, as well as supervising their performance of audit contract obligations;

b) To propose the selection, appointment, reappointment or removal of the person in charge of the company's internal audit service.

c) To review the company accounts, oversee compliance with the legal requirements and the proper application of generally accepted accounting principles, as well as to issue opinions on proposals to amend accounting principles and criteria suggested by the management;

d) To review the issue prospectuses and information concerning the quarterly and half-yearly financial statements that the Board must provide the markets and their supervisory bodies;

e) To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests;

f) To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

g) To exercise all other powers granted the committee in this Regulation.

5.- The Audit Committee shall meet periodically as warranted, and at least four (4) times a year.

6.- Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at his disposal. The committee may likewise request the attendance of the accounts auditors at its meetings.

Article 25.- Corporate Governance, Appointments and Remuneration Committee.

a) Composition.

The Corporate Governance, Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of five (5) external directors, to be determined by resolution of the Board of Directors upon a motion from the Chairman.

The Corporate Governance, Appointments and Remuneration Committee may request the attendance of the company's Chief Executive Officer at its meetings.

The members of the Corporate Governance, Appointments and Remuneration Committee shall leave their posts when they do so in their capacity as directors or when so resolved by the Board of Directors.

The Chairman of the Committee shall be selected by the Board of Directors from among its independent directors.

b) Functions and Powers.

Regardless of any other tasks assigned it by the Board of Directors, the Corporate Governance, Appointments and Remuneration Committee shall have the following basic responsibilities:

1) To issue opinions concerning proposals for the appointment of directors and to propose the appointment of independent directors.

2) To issue opinions on the proposal for the appointment of the Secretary to the Board.

3) To make proposals to the Board concerning: i) the general remuneration policies affecting directors and senior management and ii) the individual remuneration of executive directors and other conditions set forth in their contracts.

4) To ensure compliance with the company's remuneration policies

5) To approve standard senior management contracts.

6) To issue opinions on the proposals for the appointment of the members of the other committees of the Board of Directors and of the Executive Commission.

7) To propose the Annual Report on Corporate Governance to the Board of Directors.

8) To present a report to the Board of Directors, evaluating the performance and composition of the Board.

9) To verify compliance with the Internal Code of Conduct concerning securities markets, this Regulation and, in general, the Company's rules of governance, and to make the proposals required to ensure such compliance. In that regard it shall be the duty of the Corporate Governance, Appointments and Remuneration Committee to receive information and, if warranted, issue reports concerning disciplinary measures taken with respect to senior management.

10) To exercise such other powers granted to the committee in this Regulation.

c) Procedure.

The Corporate Governance, Appointments and Remuneration Committee shall meet each time the Board of Directors of the Company or its Chairman requests that an opinion be issued or proposals be approved within the scope of its powers and provided that, in the opinion of the committee chairman, it is necessary to properly fulfill its functions.

Chapter VIII.- DIRECTORS' RIGHTS TO INFORMATION.

Article 26.- Rights to Information and Inspection.

1.- Directors may request, with the broadest powers, any information and advice they require concerning any aspect of the Company, provided that this is needed in the fulfillment of their functions. This right to information is extended to subsidiary companies, whether national or foreign, and shall be channeled through the Chairman, who shall answer requests from directors, providing them with the information directly, directing them to the appropriate sources, or taking any measures necessary for the inspection requested.

2.- On an exceptional and temporary basis, the Chairman may restrict access to certain information, informing the Board of Directors of this decision.

Chapter IX.- REMUNERATION OF DIRECTORS.

Article 27.- Remuneration of Directors.

1.- A director shall be entitled to the remuneration set by the Board of Directors as provided in the company bylaws.

2.- The Board shall seek to ensure that the remuneration of directors is moderate and in line with market conditions.

3.- Remuneration provided directors shall be transparent. The Annual Report, as an integral part of the annual accounts, shall contain both legally-required information and any other deemed appropriate regarding the remuneration received by members of the Board of Directors.

Article 28.- Remuneration of Executive Directors.

Remuneration of directors provided for in the company bylaws and this Regulation shall be compatible with and independent of the salaries, remuneration, indemnities, pensions or compensation of any nature established on a general or individual basis for those members of the Board of Directors who hold any paid post or position of responsibility within the company or its subsidiary companies, whether under a contract of employment or otherwise.

Article 29.- Remuneration of External Directors.

The Board of Directors shall adopt all of the measures within its powers to ensure that the remuneration of external directors conforms to the following guidelines:

a) External directors shall be paid based on the amount of time actually devoted to their tasks.

b) Remuneration for independent directors shall be calculated to offer sufficient incentive for their work, without constituting an obstacle to their independence.

Chapter X.- DIRECTORS DUTIES

Article 30.- General Obligations of Directors.

1.- Pursuant to the terms set forth in Articles 5 and 6, the function of a director is to guide and supervise company management, with a view to maximizing its true value for the benefit of shareholders.

2.- Directors shall perform their functions with the diligence of a reasonable business person and loyal agent, having the following specific obligations:

a) To be informed about and adequately prepare for the meetings of the Board and the committees on which they serve (including, if applicable, the Executive Commission).

b) To attend the meetings of the committees on which they serve (including, if applicable, the Executive Commission) and to actively participate in discussions, so that their criteria effectively contribute to the decisions taken.

c) To undertake such specific tasks as may be entrusted them by the Board of Directors and which may reasonably fall within their time commitments.

d) To compel investigation of any irregularity in the management of the Company of which they may be aware, and to monitor any risk situation.

e) To comply with the Internal Code of Conduct and this Regulation.

f) To comply with any legally-established duties and obligations.

Article 31.- Conflicts of Interest and Transactions with Directors.

1.- Directors shall inform the Company of any situation that may involve a conflict of interest as defined in Chapter V of "Promotora de Informaciones, S.A. and its Group Companies' Internal Code of Conduct Concerning Securities Market Transactions."

2.- Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors, pursuant to Article 5 of this Regulation, after it has considered the opinion of the Corporate Governance, Appointments and Remuneration Committee.

Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance, Appointments and Remuneration Committee.

3. Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.

4.- Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:

i) Those involving compliance with standard contract conditions applied extensively to multiple customers;

ii) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

iii) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

Article 32.- Directors' Duty of Confidentiality.

1.- Directors shall keep secret the deliberations of the Board of Directors, of the committees on which they serve and of the Executive Commission, and, in general, shall refrain from disclosing any information to which they may have had access while fulfilling their duties.

2.- This obligation of confidentiality shall survive the director's tenure of service in the Company.

Article 33.- Non-competition Obligations.

Directors shall not render professional services to companies that are competitors of Company or its subsidiary or participated companies. This excludes services they may perform for companies having significant stable interests in the Company's shareholdings.

Article 34.- Transactions with Significant Shareholders.

1. The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder in accordance with the provisions of Article 5 of this Regulation.

2. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance, Appointments and Remuneration Committee assessing the operation from the point of view of market conditions has not been issued.

3. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions set forth in Article 31.4 above.

Article 35.- Principle of Transparency.

In its annual public information the Board of Directors shall include a summary of Company transactions with its directors and significant shareholders. This information shall reflect the overall volume of transactions and the nature of the most relevant ones.

Chapter XI. BOARD RELATIONS

Article 36.- Shareholder Relations

1. The Board of Directors shall determine the appropriate channels for obtaining information about proposals that may be made by shareholders concerning the management of the Company.

2. Proxy solicitations issued by the Board of Directors or by any of its members shall set forth in detail how the proxy will vote in the event that a shareholder fails to provide voting instructions or, if warranted, fails to make a conflict of interest disclosure.

3. The Board of Directors shall likewise ensure that appropriate mechanisms are in place to provide institutional investor-shareholders with periodic information.

4. Under no circumstances shall relations between the Board of Directors and institutional shareholders provide those shareholders with any information that could place them in a position of privilege or advantage with respect to other shareholders.

5.- The Board of Directors shall promote the informed participation of shareholders at the shareholders meetings and shall adopt such measures as may be warranted to ensure that shareholders at the annual meetings effectively exercise their functions pursuant to the Law and the company bylaws.

Article 37.- Market Relations.

1.- The Board of Directors shall ensure timely compliance with instructions in effect concerning the announcement of relevant information, in accordance with the terms of the Company's Internal Code of Conduct.

2. The Board of Directors shall adopt the measures necessary to ensure that quarterly, half-yearly, annual and any other financial information deemed warranted be made available to the markets, and that it be drafted in accordance with the same principles, criteria, professional practices and accuracy requirements used in the preparation of the annual accounts. To that end, all financial information shall be reviewed by the Audit Committee.

Article 38.- Auditor Relations.

1. The Board of Directors shall refrain from proposing the appointment or renewal of an auditing firm when the fees to be paid to that firm by the Company for all of its services exceed five percent of the auditing firm's annual earnings, based on an average for the last five years.

2.- The Board of Directors shall disclose the total amount of fees that the Company has paid to the auditing firm, distinguishing between auditing fees and payments for other services. The Annual Report on annual accounts shall further contain a breakdown of amounts paid to the auditors, to companies in the auditor's group, or to any other company that the auditor may be associated with through common ownership, management or control.

Madrid, October 18, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

PROMOTORA DE INFORMACIONES, S.A. (PRISA) announces that at the meeting of the Board of Directors held today, Mr. José Buenaventura Terceiro Lomba resigned from his post as President of the Audit Compliance Committee, and after having received the favorable opinion of the Corporate Governance, Appointments and Remuneration Committee, Mr. Matías Cortés Dominguez was then appointed President of that Committee.

Madrid, October 18, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at its meeting held today the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. formed an Executive Committee in which it has delegated all powers conferred on the Board of Directors in the company bylaws, except those which by law cannot be delegated.

Likewise, after having received the required report from the Corporate Governance, Appointments and Remunerations Committee, the Board of Directors appointed the following directors as members of the Executive Committee:

Chairman

- Mr. Ignacio Polanco Moreno

Members

- Mr. Juan Luis Cebrián Echarri
- Mr. Matías Cortés Domínguez
- Mr. Diego Hidalgo Schnur
- Mr. Gregorio Marañón y Bertrán de Lis
- Ms. Agnés Noguera Borel
- Mr. Adolfo Valero Cascante

The Secretary of the Board of Directors Mr. Miguel Satrústegui Gil-Delgado will serve as secretary of the Executive Committee.



Quarterly Results
January- September 2007

October 22nd 2007

PRISA
Educación, información, entretenimiento

JANUARY- SEPTEMBER 2007

PRISA: €146.07 MILLION (+47.3%) NET PROFIT AS OF SEPTEMBER

- *Revenues (€2,695.92 million) increased by 38.9% and the operating profit (EBIT) reached €360.29 million (+58.0%).*
- *EBITDA (€578.15 million) increased by 41.6%.*

The most important events in the first nine months of the year 2007 have been the following:

- **Advertising growth (+52.9%).** The increase in **Radio in Spain** (+12.3%), **El País** (+9.2%) and **Internacional Radio** (+13.3%), together with the contribution of **Sogecable** and **Media Capital**, explain this performance.
- **Newspapers and magazines sales growth (+5.0%),** explained by **the improvement in the circulation of El País** in the second and third quarter of the year (**+2.0%** and **+4.4%** respectively), together with the positive performance of **AS** and **Cinco Días**.
- Radio increased its EBITDA by 20.0%, due to the positive evolution of the advertising revenues. It is worth highlighting the performance of the **Radio in Spain**, whose EBITDA reached €70.42 million.
- **Santillana revenues** (€416.44 million) increased by 7.9%. It is important to remark the performance of **Spain** (+12.7%), **Colombia** (+27.8%), **Chile** (+22.4%) and **Argentina** (+12.7%). **Brazil** will register significant institutional sales by the end of the year.
- The **Digital area (Prisacom)** reached €24.27 million revenues (+18.0%), highlighting the increase in advertising revenues (+51.5%).
- **The audiovisual production area (Plural)** improved its EBITDA and the **Local TV area** reduced its losses at the EBITDA level in €1.74 million (+13.0%).
- **Sogecable EBITDA** reached €247.03 million. The EBITDA increased both in the pay-TV and in the free-to-air TV activities.
- **DIGITAL+** had a subscriber base of 2,046,000 customers as of September 30th, 2007.
- During the first nine months of 2007, **Cuatro** reached an average daily audience share of 7.7% and 8.0% in prime time. During this period, advertising revenues stood at €188.62 million.
- **TVI**, the free-to-air TV of **Media Capital**, maintained its leadership: during the first nine months of 2007, the average audience share reached 34.2% and 37.9% in prime time.

Other important events during the first nine months of 2007 have been the following:

- Prisa's Board of Directors unanimously appointed **Ignacio Polanco Moreno** as **Chairman** of the company.
- As a result of the **voluntary and mandatory takeover bids** launched by Prisa for the 100% of **Grupo Media Capital**, Prisa's stake in Media Capital (through Vertix) reached **94.39%.**
- **Prisa sold its stake in the regional press**, corresponding to the 100% stake in **El Correo de Andalucía, S.L.**, editor of the newspaper "El Correo de Andalucía", the 59.27% stake in **Diario Jaén, S.A.**, editor of the newspaper "Diario Jaén" and the 31.89% stake in **Novotécnica, S.A.**, editor of the newspaper "La Voz de Almería". The capital gain of this operation amounted to €3.47 million.
- Prisa acquired all the shares of **Iberoamerican Radio Chile, S.A., (IARC)**. The price of the transaction amounted to US$74.6 million.
- **Sogecable** and **Telefónica** reached an agreement to jointly offer Telefónica's telecom and Sogecable's digital television services as well as collaborating in the acquisition of contents for pay-television in the Spanish market.
- The Governments of **Andalucía** and **Extremadura** awarded Prisa a license to develop a regional **Digital Terrestrial Television (DTT)** channel in these Regions.
- **Grupo Media Capital** increased its stake in **CLMC Multimédia, S.A.** by 40% to reach 90%. The activity of this company is focused in the distribution of cinema, video and other multimedia products.

The following changes in the scope of consolidation should be taken into account when comparing information for the first nine months of 2007 and of 2006:

- **Sogecable** is fully consolidated in Prisa figures. In the first quarter of 2006, Sogecable was accounted by the equity method. Sogecable is fully consolidated in Prisa figures since April 1st, 2006.
- **Grupo Media Capital** is fully consolidated in Prisa figures since February 1st, 2007. In 2006, Grupo Media Capital was accounted by the equity method.
- **Iberoamerican Radio Chile** is fully consolidated since July 1st, 2007.
- **Regional Press** ceased to contribute to the consolidated figures since July 1st, 2007.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - SEPTEMBER 2007	2006	Chg. %
Operating Revenues	**2,695.92**	**1,941.38**	**38.9**
EBITDA	**578.15**	**408.26**	**41.6**
EBIT	**360.29**	**228.03**	**58.0**
Net financial result	(136.65)	(75.57)	(80.8)
Result from associates	(2.68)	(8.38)	68.0
Profit before tax	**220.96**	**144.07**	**53.4**
Income tax expense	(23.83)	(43.40)	45.1
Minority interest	(51.06)	(1.51)	-
Net profit	**146.07**	**99.17**	**47.3**
EBITDA Margin	**21.4%**	**21.0%**	
EBIT Margin	**13.4%**	**11.7%**	

OPERATING REVENUES

In the first nine months of 2007, total operating revenues increased by 38.9% reaching €2,695.92 million, compared to €1,941.38 million in the same period of the last year. The revenue breakdown by line of activity is shown below:

€ Million	JANUARY - SEPTEMBER 2007	2006	Chg. %
Advertising	795.02	520.01	52.9
Books and training [1]	403.66	369.53	9.2
Newspapers and magazine sales	157.90	150.36	5.0
Subscriber revenues	847.49	506.28	67.4
Audiovisual production revenues	202.52	128.04	58.2
Add-ons revenues	66.59	81.69	(18.5)
Printing sales	32.92	39.30	(16.2)
Revenues from fixed assets	4.35	23.25	(81.3)
Other revenues [2]	185.48	122.92	50.9
Total operating revenues	**2,695.92**	**1,941.38**	**38.9**

[1] In 2006 figures, €6.86 million have been reclassified from "Books and training" to "Other revenues", corresponding to the greater part of the revenues coming from Canal de Editoriales (Crisol bookshops), in order to make these figures comparable with the ones of 2007.

[2] Includes: services of telephone marketing, transmission services, advertising services, magazine services, distribution services, events, music sales, e-commerce, Internet services, bookshops sales, rentals and other revenues.

Sogecable full consolidation since April 1st, 2006 and Media Capital full consolidation since February 1st, 2007, has resulted in a redistribution of the different sources of revenues. The chart below shows revenue contribution by different lines of activity during the first nine months of the year 2007 and 2006:


Subscribers
Advertising
Books and training
Audiovisual production
Newspaper and magazines
Add-ons
Others
31%
29%
15%
8%
6%
9%
26%
27%
19%
7%
8%
9%
January-Sept. 07
January- Sept. 06

The **geographic revenue breakdown** is as follows:

January- September 2007


18%
Spain
International
82%

January-September 2006


16%
Spain
International
84%

In the first nine months of 2007, revenues coming from the international area accounted for 18%. The 52% of the international revenues came from Santillana, 32% from Media Capital and 13% from press and radio activities.

➢ Advertising

Advertising revenues (€795.02 million) increased by 52.9%. By businesses, the advertising revenues evolution in the first nine months of 2007 was the following:

€ Million	JANUARY - SEPTEMBER 2007	2006	% Chg.
Press	**194.30**	**181.71**	**6.9%**
El Pais	156.24	143.02	9.2%
Specialized & Regional Press	36.02	36.52	(1.4%)
AS	13.98	14.05	(0.5%)
Cinco Días	8.64	7.77	11.2%
Regional Press*	7.10	9.33	(23.9%)
Magazines	6.34	5.32	19.2%
Others	(0.04)	0.04	(189.8%)
International Press	3.06	3.11	(1.5%)
Consolidation adjustments	(1.02)	(0.93)	(9.0%)
Radio	**251.84**	**223.34**	**12.8%**
Radio in Spain	195.69	174.22	12.3%
International Radio	55.67	49.15	13.3%
Music	0.50	0.00	---
Consolidation adjustments	(0.02)	(0.03)	30.1%
Audiovisual	**345.08**	**114.15**	---
Sogecable	209.08	100.67	107.7%
Cuatro	188.62	87.33	116.0%
Digital+	20.45	13.34	53.4%
Media Capital**	121.10	---	---
Local TV	13.78	13.49	2.2%
Plural	1.13	0.00	---
Digital	**10.15**	**6.70**	**51.5%**
Others	**0.75**	**0.40**	**89.1%**
Consolidation adjustments	**(7.10)**	**(6.29)**	**(12.9%)**
TOTAL	**795.02**	**520.01**	**52.9%**

* Regional Press contributes to the advertising revenues until June, 2007.

** This figure includes the Outdoor segment, classified in Media Capital's consolidated profit and loss account as held for sale, in order to adapts these figures to the Group's accounting policies.

> **Books and training**

During the first nine months of 2007, books and training sales increased by 9.2% compared to the same period of the previous year (€403.66 million compared to €369.53 million).

Regarding the northern campaigns, it is worth highlighting **Spain**, where once the delay in the Spanish educational campaign shown in the first half of 2007 figures was recovered, the increase in sales amounted to €16.77 million, compared to the same period of the previous year (+12.7%).

The educational campaigns in the South American countries had a good performance, such as **Colombia** (+27.8%), **Chile** (+22.4%) and **Argentina** (+12.7%).

From now until the end of the year, a greater part of the **institutional sales** of **Brazil,** which will contribute with important figures, will be registered, as well as the educational campaign of **Republica Dominicana.**

Regarding the institutional sales of **Brazil**, more promotional costs were incurred when compared to the previous year, due to the commercial efforts made to gain market share. The impact of these costs in EBIT and EBITDA will be offset in the last quarter of the year, when the greater part of the revenues coming from these sales will be registered.

The dollar depreciation with regard to the euro contributed negatively to revenues in €14.99 million. Excluding this effect, revenues would have increased by 11.8%.

The geographic breakdown of revenues is shown as follows:

January- September 2007


Rest of Latam 10%
Colombia 3%
Peru 3%
Venezuela 4%
Chile 4%
Argentina 4%
Brazil 14%
Mexico 17%
Spain &Portugal 41%

> <u>Newspapers and magazines</u>

In the first nine months of 2007, revenues coming from **newspapers and magazines sales** (€157.90 million) **increased by 5.0%**, improving the increase reached in the first half of the year (+2.1%).

El País average daily circulation amounted to 434,641 copies in the first nine months of 2007, compared to an average daily circulation of 432,204 copies for the whole year 2006. **In the third quarter of the year, the average daily circulation increased by 4.4%** compared to the same period of the previous year, continuing the positive trend shown in the second quarter of the year, when the average daily circulation increased by 2.0%.

El País continues to maintain its strong leadership position in circulation and to increase its advantage over its main competitor, passing it in more than one hundred thousand daily copies.

During the first nine months of the year, the sport newspaper **AS** increased by 12.9% its average daily circulation to reach 241,408 copies. During this period, AS gained market share,

consolidating its leadership position in Madrid, establishing itself ahead of its principal competitor in Barcelona, and with significant increases in the rest of Spain. It is worth highlighting the performance of the circulation in the summer period. In August, AS reached its highest circulation figures (292,829 daily copies).

Cinco Días increased its average daily circulation by 19.9% during the first nine months of 2007.

Evolution of the Group´s main newspaper circulation

	1st Quarter			2nd Quarter			3rd Quarter			January- September			Year (*)
	2007	2006	Chg. %	2007	2006	Chg. %	2007	2006	Chg. %	2007	2006	Chg. %	2006
El País	437,023	470,992	(7.2)	445,588	436,731	2.0	421,313	403,604	4.4	434,641	437,109	(0.6)	432,204
AS	221,497	204,379	8.4	228,726	201,778	13.4	274,000	235,599	16.3	241,408	213,919	12.9	214,654
Cinco Días	41,876	32,044	30.7	41,200	35,297	16.7	37,135	32,906	12.9	40,070	33,416	19.9	33,997

(*) 2007 figures certified by the Spanish Circulation Audit Office (OJD) until June, except for the Sunday supplement EPS.

> ## Subscriber revenues

As of September, 2007, the subscriber base of **DIGITAL+** stood at 2,046,000 clients. In the last quarter, commercial evolution was negatively affected by the actions of third parties, who prevented DIGITAL+ from exploiting its football broadcasting rights, and particularly in September, the month in which DIGITAL+ traditionally adds the most new subscribers to its customer base. On October 8th 2007, the court handed down a first ruling in AVS's favour, guaranteeing the company the enjoyment of its rights for this season, while awaiting a sentence in the lawsuit brought by Audiovisual Sport (Sogecable) against Mediapro.

DIGITAL+ subscriber evolution (thousands of subscribers)



1,960
1,985
1,990
2,006
2,044
2,065
2,056
2,046
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07

In the third quarter of the year 2007, the average revenue per customer (ARPU) reached €41.4.

DIGITAL+ ARPU evolution (euros)



46.1
47.2
42.4
41.3
46.7
47.9
45.7
41.4
7.2
8.7
4.1
2.7
7.4
7.8
7.0
3.3
38.9
38.5
38.3
38.6
39.2
40.1
38.7
38.1
PPV Services
Subscribers
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

As of September 30th 2007, the cancellation rate stood at 11.8%, which was similar to the cancellation rate of 11.7% recorded in the same quarter of 2006.

➢ **Audiovisual Production**

This line includes the activities of selling audiovisual rights, the sale and production of programs, the revenues coming from the cinema distribution activity and the sale of different channels to cable operators at **Sogecable**. Audiovisual production revenues reached €202.52 million in the first nine months of 2007, compared to €128.04 million registered in the same period of the last year (+58.2%).

➢ **Add-ons revenues**

During the first nine months of the year 2007, revenues from add-ons (€66.59 million) were down 18.5%, which improves the 27.2% decline of the first half of the year 2007.

The Group continued managing its international add-on activity through **Prisa Innova**, both in Europe, such as Le Monde in France, Corriere Della Sera in Italy and Diario de Noticias and Jornal de Noticias in Portugal, and also in Latam. Prisa Innova generated in the first nine months of 2007 revenues amounting to €7.72 million, compared to €4.14 million generated in the same period of the previous year.

➢ **Printing**

The Group continued its process of disinvestment in this sector while restructuring various of its business units. The printing sales reached €32.92 million, which represents a 16.2% decline compared to the first nine months of 2006.

➢ **Revenues from fixed assets**

The amount of €4.35 million included €3.47 million capital gain from the disposal of the Regional Press.

As of September, 2006, €18.45 million capital gain was registered because of the disposal of the 20% of GLR to Grupo Godó and €3.52 million capital gain was registered from the disposal of Radio Latina, the radio that the Group had in Paris.

EBITDA

During the first nine months of the year, the Group EBITDA reached €578.15 million compared to €408.26 million in the same period of 2006 (+41.6%).

The EBITDA breakdown by business areas is shown below:

EBITDA (€ Million)


578.15
Sogecable:
Digital+: 249.63
Cuatro: -2.60
Media Capital*: 34.92
Local TV: -11.68
Plural: 3.79
274.06
Latam: 58.98
Spain &
Portugal: 63.30
122.28
El País: 80.60
Spec Press.: 15.50
Int. Press: 1.15
97.25
Radio in Spain: 70.42
Int. Radio.: 1.94
Music: 1.64
74.00
-0.55
GDM: 5.39
Distribution: 1.33
Printing: 0.24
Others**: 4.14
11.11
TOTAL
Audiovisual
Education-Publishing
Press
Radio
Digital
Others

* Media Capital is fully consolidated since February 1st, 2007. This figure includes the Outdoor segment, classified in Media Capital's consolidated profit and loss account as held for sale, in order to adapt these figures to the Group's accounting policies.

** "Others" include mainly the activities from Real Estate and Head Quarters.

During the first nine months of the year, the EBITDA margin was 21.4% compared to 21.0% in the same period of 2006.

The evolution of the EBITDA is explained by the following:

- **The integration of Sogecable**. Sogecable's contribution to the EBITDA of the Group reached €247.03 million, which means an increase of €140.44 million compared to the same period of the last year.

- **Media Capital** full consolidation since February 1st, 2007. The contribution of Media Capital to the EBITDA reached €34.92 million.

- The contribution of the **Radio in Spain**, which has increased its EBITDA in €12.36 million (+21.3%), mainly explained by the positive evolution of the advertising revenues.

- The evolution of the revenues of **Education- Publishing** (+7.9%), which let the EBITDA increase by 2.8% to reach €122.28 million, mainly because of the positive performance of the educational campaigns in Spain, Colombia, Chile and Argentina.

- **Specialized and Regional Press** EBITDA reached €15.50 million (+29.0%), explained by the € 3.47 million capital gain from the disposal of the Regional Press.

- The EBITDA of **Plural** reached €3.79 million (+45.3%).
- **Gran Vía Musical** reached an EBITDA of €1.64 million compared to €0.34 million in the same period of the last year.
- The area of **Local TV** reduced its losses at the EBITDA level by 13.0%.

During the first nine months of 2007, the Group **operating profit (EBIT)** registered a profit of €360.29 million, as opposed to the profit of €228.03 million recorded in the same period of 2006 (+58.0%). The €37.62 million increase in depreciation and amortisations (+20.9%) is mainly explained by Sogecable and Media Capital. During the first nine months of the year, the EBIT margin was 13.4% compared to 11.7% in the same period of the last year.

The net financial result reached a loss of €136.65 million, compared to a loss of €75.57 million in the same period of the previous year. The difference is due not only to the increase of the contribution of the financial losses coming from Sogecable (+ €21.20 million loss) and the financial losses coming from Media Capital (€7.51 million loss), but to the increase in the Group financial expenses as a result of a higher level of debt reached after the Sogecable 20% takeover bid and after the Media Capital takeover bids.

Result from associates reached a loss of €2.68 million, compared to the loss of €8.38 million of the previous year.

Minority interest reached a loss of €51.06 million, compared to a loss of €1.51 million of the previous year, mainly because of the minority interests coming from Sogecable and Media Capital.

During the first nine months of 2007, the **Income tax expense** includes a deduction coming from the additional investment in Media Capital as a result of the mandatory takeover bid launched for the company.

Net profit reached €146.07 million compared to €99.17 million registered in the same period of the previous year (+47.3%).

BALANCE SHEET

ASSETS	€ Million 09/30/2007	€ Million 12/31/2006
FIXED ASSETS	**4,740.00**	**4,167.96**
Property, plan and equipment	484.50	454.26
Investment property	12.42	12.33
Goodwill	2,302.30	1,562.70
Intangible assets	429.35	400.72
Long term financial investments	121.75	86.84
Investment in associates	1.59	280.74
Deferred tax assets	1,378.68	1,359.08
Other non current assets	9.42	11.28
CURRENT ASSETS	**1,607.83**	**1,756.11**
Inventories	274.29	270.32
Accounts receivable	1,220.75	946.08
Short term financial investments	5.15	5.16
Cash & cash equivalents	107.64	534.54
ASSETS HELD FOR SALE	**112.94**	**93.97**
TOTAL ASSETS	**6,460.78**	**6,018.03**

LIABILITIES	€ Million 09/30/2007	€ Million 12/31/2006
SHAREHOLDERS EQUITY	**1,337.82**	**1,157.23**
Issued capital	22.04	21.88
Reserves	957.59	744.99
Income attributable to the parent company	146.07	228.91
Minority interest	212.12	161.46
NON CURRENT LIABILITIES	**3,300.87**	**2,796.69**
Long term financial debt	2,766.54	2,252.00
Issued exchangeable bonds	157.47	154.67
Deferred tax liabilities	107.13	109.72
Provisions	51.17	50.91
Other non current liabilities	218.55	229.39
CURRENT LIABILITIES	**1,760.07**	**1,996.94**
Short term financial debt	406.71	843.41
Trade accounts payable	1,032.83	970.31
Other short term liabilities	286.71	157.52
Accrual accounts	33.82	25.71
LIABILITIES HELD FOR SALE	**62.02**	**67.17**
TOTAL LIABILITIES	**6,460.78**	**6,018.03**

The integration of Media Capital explains the main changes in the different lines of the balance sheet. Total assets and liabilities coming from Media Capital reached €355.70 million.

The most important change corresponds to the "*Goodwill*", due to the reclassification to this line of the goodwill generated by the acquisition of the initial 33% stake in Media Capital in 2005, previously registered in the line "*Investment in associates*" and to the new goodwills generated as a result of the voluntary and mandatory takeover bids launched for the 100% of Media Capital, after which Prisa's stake in Media Capital reached 94.39%. This line also includes the new goodwill generated by the acquisition of an additional 1.35% stake in Sogecable in 2007.

"*Assets and Liabilities held for sale*" include those related to the 40% stake in Dédalo (Printing) and those related to the Outdoor segment of Media Capital.

INVESTMENTS

During the first nine months of 2007, total investments reached €657.87 million. By business units, investments were as follows:

€ Million	CAPEX	Long term financial investments	TOTAL
Press	**13.57**	**---**	**13.57**
El País	13.02	---	13.02
Specialized & Regional Press	0.36	---	0.36
International Press	0.20	---	0.20
Radio	**17.49**	**61.08**	**78.57**
Radio in Spain	13.15	6.67	19.82
International Radio	4.29	54.40	58.69
Music	0.05	---	0.05
Education-Publishing	**31.93**	**---**	**31.93**
Audiovisual	**65.23**	**6.61**	**71.84**
Sogecable	54.23	0.13	54.36
Media Capital	7.06	5.71	12.77
Local TV	0.93	0.77	1.71
Plural	3.01	---	3.01
Digital	**2.23**	**---**	**2.23**
Others	**10.15**	**449.58**	**459.73**
Vertix	---	401.53	401.53
Prisa	4.58	48.05	52.63
Printing	2.97	---	2.97
Distribution	1.73	---	1.73
Prisa División Inmobiliaria	0.52	---	0.52
GDM	0.32	---	0.32
Others	0.04	---	0.04
Total	**140.61**	**517.26**	**657.87**

The most important long term financial investments were the following:

- Vertix: mainly because of the acquisition of an additional 61.39% stake in Media Capital (40.70% as a result of the voluntary takeover bid, amounting to €255.95 million and 20.68% as a result of the mandatory takeover bid, amounting to €145.21 million).

- Prisa: €47.89 million due to the acquisition of a 1.35% additional stake in Sogecable.

- International Radio: because of the acquisition of all the shares of Iberoamerican Radio Chile through Unión Radio (US$74.6 million).

NET FINANCIAL POSITION

Net financial position as of September 30th, 2007 amounted to €3,060.45 million compared to €2,555.71 million registered in December 2006.

NET DEBT	€ Million	
	09/30/2007	12/31/2006
Financial debt	3,173.25	3,095.41
Non current liabilities	2,766.54	2,252.00
Current liabilities	406.71	843.41
Cash and cash equivalents	(112.80)	(539.70)
Net debt	**3,060.45**	**2,555.71**

During the first nine months of 2007, net debt increased by €504.74 million compared to December 2006, due to the following:

- The acquisition of an additional 61.39% stake in Media Capital, amounting to €401.20 million.
- The change in the net financial position of Sogecable during the first nine months of 2007, which decreased the Group's net debt by €114.31 million.
- Media Capital's full consolidation, which contributed with €67.01 million to the Group's net debt.
- The acquisition of all the shares of Iberoamerican Radio Chile, amounting to €54.40 million (US$74.6 million).
- The additional 1.35% stake in Sogecable, amounting to €47.89 million.

Prisa's net debt, excluding Sogecable, amounted to €2,193.10 million, compared to €1,574.05 million as of December, 2006.

Prisa carried out a restructuring of this debt in June 2007 and signed a **syndicated loan** for a maximum of **€2,050 million**, with a group of 37 banks. The underwriting, which is divided in three tranches, expires in 2013. The initial margin for the three tranches is 92.5 basic points per year until June 30th, 2007. From then on, the margin will be determined on the basis of the Net Debt/EBITDA ratio. This syndicated loan substitutes the former syndicated loan for a maximum of €1,600 million (signed to face the acquisition of a 20% stake in Sogecable after the success of the take over bid ended in March, 2006) and the bridge loan amounting to €450 million (signed to face the offers for Media Capital shares).

CASH- FLOW

€ Million	09/30/2007	09/30/2006
EBIT	**360.29**	**228.03**
Amortisation	178.96	148.48
Change in working capital	(78.82)	4.16
Capex	(140.61)	(140.86)
Operating cashflow	**319.83**	**239.79**
Financial investments and other non recurrent investments	(517.26)	(1,016.89)
Financial result	(136.65)	(75.57)
Dividends	(33.71)	(30.20)
Taxes	(23.83)	(43.40)
Others	(113.12)	(1,182.72)
NET DEBT CHANGE	**504.74**	**2,108.99**

As of September 30th, 2007, Grupo Prisa's cash flow is influenced by the full consolidation of Media Capital since February 1st, 2007. The effect of this consolidation has resulted in an increase of €67.01 million in the Group's net debt change.

The cash flow statement is only comparable when excluding the impact of the consolidation of Media Capital as of September 30th, 2007 and excluding the impact of the consolidation of Sogecable as of September 30th, 2006.

ACQUISITIONS AND RELEVANT EVENTS RELEASED IN THE FIRST NINE MONTHS OF THE YEAR

Media Capital

As a result of the **voluntary takeover bid** launched for the 100% of **Grupo Media Capital** as of October, 2006, after which Prisa's stake in Media Capital (through Vertix) reached 73.70%, Prisa launched as of Februrary, 2007, a **mandatory takeover bid** for the 100% of Grupo Media Capital. As a result of this mandatory takeover bid, Prisa's stake in Grupo Media Capital reached 94.39%.

Specialized and Regional Press

As of May 2007, Prisa, through Grupo Empresarial de Medios Impresos, S.L., reached a preliminary agreement with Grupo Alfonso Gallardo, S.L. to **sell**: i) the 100% stake in **El Correo de Andalucía, S.L.**, editor of the newspaper "El Correo de Andalucía" and ii) the 59.27% stake in **Diario Jaén, S.A.**, editor of "Diario Jaén". The total price amounted to €19 million.

As of June 2007, Prisa, through Espacio Editorial Andaluza Holding, S.L., reached an agreement with D. José Luis Martínez García, to **sell** the 31.89% stake in **Novotécnica, S.A.** (editor of "La Voz de Almería"), and the remaining stakes Espacio Editorial Andaluza Holding, S.L. had in other companies participated by Novotécnica, S.A. The total price amounted to €10 million.

International Radio

As of July, 2007, Prisa announced that it had acquired from Claxson Chile, S.A. all the shares of **Iberoamerican Radio Chile, S.A.**, (IARC) through Grupo Latino de Radiodifusión Chile (GLR Chile), a subsidiary of Unión Radio. This transaction was authorized by the "Tribunal de Defensa de la Competencia" (TDLC) of Chile, which imposed several conditions. The price of the transaction amounted to US$74.6 million.

Sogecable

As of June, 2007, **Sogecable** and **Telefónica** reached an agreement to jointly offer Telefónica's telecom and Sogecable's digital television services as well as collaborating in the acquisition of contents for pay-television in the Spanish market.

APPENDIXES

I. Group Structure
II. Operating revenue breakdown by business unit.
III. Operating expense breakdown by business unit.
IV. EBIT by business unit.
V. EBITDA by business unit.
VI. Audience of Cuatro.
VII. Audience of TVI.
VIII. Prisacom: unic users.

Appendix I

GROUP STRUCTURE

Grupo Prisa´s activities are organized into the following areas: **Press**, **Radio**, **Education-Publishing**, **Audiovisual** and the **Digital** area, which operates in all the areas:


PRISA
Press
Radio
Education
Audiovisual
• El Pais
• Specialized Press
• Magazines
• International Press
• Radio in Spain
• International Radio
• Music
• Education in Spain, Portugal, Latam and USA
• General Editions
• Training
• Bookshops
• Sogecable
• Media Capital (*)
• Local TV
• Audiovisual Production
Digital/ Internet

Other activities include different business such as the Advertising Agency (GDM), Printing (Dédalo), Distribution, Real Estate and Head Quarters.

(*) Although Media Capital includes other activities, it is integrated in the Audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and NBP (audiovisual production).

Appendix II

OPERATING REVENUES € Million	JANUARY - SEPTEMBER 2007	 2006	 % Chg.
Press	**419.13**	**418.22**	**0.2%**
El Pais	298.16	305.81	(2.5%)
Advertising	156.24	143.02	9.2%
Circulation	93.86	94.52	(0.7%)
Add-ons	46.03	66.57	(30.9%)
Others	2.02	1.70	19.2%
Specialized & Regional Press	117.41	107.89	8.8%
AS	65.22	57.26	13.9%
Cinco Dias	14.89	14.50	2.7%
Regional Press*	15.71	16.35	(3.9%)
Magazines	20.01	19.16	4.4%
Others	1.57	0.62	153.0%
International Press	6.27	6.32	(0.9%)
Consolidation Adjustments	(2.70)	(1.80)	(49.6%)
Radio	**302.73**	**267.19**	**13.3%**
Radio in Spain	220.71	195.69	12.8%
International Radio	58.27	54.42	7.1%
Music	26.11	17.37	50.3%
Consolidation Adjustments	(2.37)	(0.28)	---
Education - Publishing	**416.44**	**385.78**	**7.9%**
Audiovisual	**1,501.18**	**791.79**	**89.6%**
Sogecable	1,310.57	757.67	73.0%
Digital +	1,112.03	665.32	67.1%
Cuatro	198.54	92.35	115.0%
Media Capital**	153.26	---	---
Local TV	18.40	23.79	(22.6%)
Plural	34.71	18.69	85.7%
Consolidation Adjustments	(15.76)	(8.35)	(88.8%)
Digital	**24.27**	**20.57**	**18.0%**
Other Revenues	**136.84**	**145.86**	**(6.2%)**
Printing	45.68	52.99	(13.8%)
Distribution	27.76	22.85	21.5%
GDM	17.93	17.44	2.8%
Others***	45.47	52.58	(13.5%)
Consolidation adjustments	**(104.66)**	**(88.04)**	**(18.9%)**
TOTAL	**2,695.92**	**1,941.38**	**38.9%**

* Regional Press contributes to the operating revenues until June, 2007.

** This figure includes the Outdoor segment, classified in Media Capital's consolidated profit and loss account as held for sale, in order to adapt these figures to the Group's accounting policies.

***Others include mainly the activities from Real Estate and Head Quarters.

Appendix III

OPERATING EXPENSES € Million	JANUARY - SEPTEMBER 2007	2006	% Chg.
Press	**333.11**	**320.02**	**4.1%**
El Pais	227.22	218.44	4.0%
Specialized & Regional Press	102.98	97.41	5.7%
AS	54.51	46.23	17.9%
Cinco Dias	14.55	14.61	(0.4%)
Regional Press*	10.80	16.01	(32.5%)
Magazines	19.67	18.89	4.1%
Others	3.45	1.68	105.6%
International Press	5.61	5.97	(6.1%)
Consolidation adjustments	(2.70)	(1.80)	(49.6%)
Radio	**238.48**	**214.77**	**11.0%**
Radio in Spain	156.37	142.96	9.4%
International Radio	59.86	54.67	9.5%
Music	24.61	17.43	41.2%
Consolidation adjustments	(2.37)	(0.28)	---
Education - Publishing	**346.11**	**317.50**	**9.0%**
Audiovisual	**1,351.75**	**791.53**	**70.8%**
Sogecable	1,175.69	742.02	58.4%
Digital+	971.45	594.96	63.3%
Cuatro	204.24	147.05	38.9%
Media Capital**	126.74	---	---
Local TV	31.41	39.24	(20.0%)
Plural	33.67	18.62	80.8%
Consolidation adjustments	(15.76)	(8.35)	(88.8%)
Digital	**25.99**	**20.78**	**25.1%**
Other Expenses	**143.22**	**136.03**	**5.3%**
Printing	50.56	58.81	(14.0%)
Distribution	26.92	22.07	21.9%
GDM	12.80	12.21	4.8%
Others***	52.94	42.94	23.3%
Consolidation adjustments	**(103.01)**	**(87.29)**	**(18.0%)**
TOTAL	**2,335.63**	**1,713.35**	**36.3%**

* Regional Press contributes to the operating expenses until June, 2007.

** This figure includes the Outdoor segment, classified in Media Capital's consolidated profit and loss account as held for sale in order to adapt these figures to the Group's accounting policies.

*** Others include mainly the activities from Real Estate an Head Quarters. Provisions for owned companies are not included.

Appendix IV

EBIT € Million	JANUARY - SEPTEMBER 2007	2006	% Chg.
Press	**86.03**	**98.20**	**(12.4%)**
% margin	**20.5%**	**23.5%**	
El Pais	70.94	87.37	(18.8%)
% margin	23.8%	28.6%	
Specialized & Regional Press	14.43	10.48	37.7%
% margin	12.3%	9.7%	
AS	10.71	11.03	(2.9%)
% margin	16.4%	19.3%	
Cinco Dias	0.34	(0.11)	---
% margin	2.3%	(0.8%)	
Regional Press*	4.91	0.35	---
% margin	31.3%	2.1%	
Magazines	0.34	0.27	22.9%
% margin	1.7%	1.4%	
Others	(1.87)	(1.05)	(77.7%)
International Press	0.66	0.35	86.8%
% margin	10.5%	5.6%	
Radio	**64.25**	**52.43**	**22.6%**
% margin	**21.2%**	**19.6%**	
Radio in Spain	64.35	52.73	22.0%
% margin	29.2%	26.9%	
International Radio	(1.59)	(0.25)	---
% margin	(2.7%)	(0.5%)	
Music	1.49	(0.06)	---
% margin	5.7%	(0.3%)	
Education - Publishing	**70.33**	**68.28**	**3.0%**
% margin	**16.9%**	**17.7%**	
Audiovisual	**149.43**	**0.26**	---
% margin	**10.0%**	**0.0%**	
Sogecable	134.87	15.65	---
% margin	10.3%	2.1%	
Digital+	140.58	70.36	99.8%
% margin	12.6%	10.6%	
Cuatro	(5.71)	(54.71)	89.6%
% margin	(2.9%)	(59.2%)	
Media Capital**	26.53	---	---
% margin	17.3%	---	
Local TV	(13.01)	(15.45)	15.8%
% margin	(70.7%)	(65.0%)	
Plural	1.04	0.07	---
% margin	3.0%	0.4%	
Digital	**(1.72)**	**(0.22)**	---
% margin	**(7.1%)**	**(1.1%)**	
Others	**(8.02)**	**9.10**	**(188.1%)**
Printing	(4.87)	(5.82)	16.2%
% margin	(10.7%)	(11.0%)	
Distribution	0.84	0.78	7.9%
% margin	3.0%	3.4%	
GDM	5.12	5.23	(2.1%)
% margin	28.6%	30.0%	
Others***	(9.11)	8.90	---
TOTAL	**360.29**	**228.03**	**58.0%**
% margin	**13.4%**	**11.7%**	

* Regional Press contributes to the EBIT until June, 2007.

** This figure includes the Outdoor segment, classified in Media Capital's consolidated profit and loss account as held for sale in order to adapt these figures to the Group's accounting policies.

*** Others include mainly the activities from Real Estate an Head Quarters. Provisions for owned companies are not included.

Appendix V

EBITDA € Million	JANUARY - SEPTEMBER 2007	2006	% Chg.
Press	**97.25**	**109.01**	**(10.8%)**
% margin	**23.2%**	**26.1%**	
El Pais	80.60	96.25	(16.3%)
% margin	27.0%	31.5%	
Specialized & Regional Press	15.50	12.02	29.0%
% margin	13.2%	11.1%	
AS	11.15	11.67	(4.4%)
% margin	17.1%	20.4%	
Cinco Dias	0.47	0.24	99.5%
% margin	3.2%	1.6%	
Regional Press*	5.08	0.61	---
% margin	32.3%	3.8%	
Magazines	0.58	0.46	27.1%
% margin	2.9%	2.4%	
Others	(1.78)	(0.95)	(86.8%)
International Press	1.15	0.73	56.6%
% margin	18.3%	11.6%	
Radio	**74.00**	**61.67**	**20.0%**
% margin	**24.4%**	**23.1%**	
Radio in Spain	70.42	58.06	21.3%
% margin	31.9%	29.7%	
International Radio	1.94	3.27	(40.6%)
% margin	3.3%	6.0%	
Music	1.64	0.34	---
% margin	6.3%	2.0%	
Education - Publishing	**122.28**	**119.00**	**2.8%**
% margin	**29.4%**	**30.8%**	
Audiovisual	**274.06**	**95.77**	**186.2%**
% margin	**18.3%**	**12.1%**	
Sogecable	247.03	106.59	131.8%
% margin	18.8%	14.1%	
Digital+	249.63	159.30	56.7%
% margin	22.4%	23.9%	
Cuatro	(2.60)	(52.70)	95.1%
% margin	(1.3%)	(57.1%)	
Media Capital**	34.92	---	---
% margin	22.8%	---	
Local TV	(11.68)	(13.42)	13.0%
% margin	(63.5%)	(56.4%)	
Plural	3.79	2.61	45.3%
% margin	10.9%	13.9%	
Digital	**(0.55)**	**1.12**	**(149.0%)**
% margin	**(2.3%)**	**5.4%**	
Others	**11.11**	**21.70**	**(48.8%)**
Printing	0.24	(0.72)	133.8%
% margin	0.5%	(1.4%)	
Distribution	1.33	0.96	38.3%
% margin	4.8%	4.2%	
GDM	5.39	5.57	(3.3%)
% margin	30.1%	32.0%	
Others***	4.14	15.88	(73.9%)
TOTAL	**578.15**	**408.26**	**41.6%**
% margin	**21.4%**	**21.0%**	

* Regional Press contributes to the EBITDA until June, 2007.

** This figure includes the Outdoor segment, classified in Media Capital's consolidated profit and loss account as held for sale in order to adapt these figures to the Group's accounting policies.

*** Others include mainly the activities from Real Estate an Head Quarters.

Appendix VI

AUDIENCE OF CUATRO

Cuatro has reinforced its programming offer with a variety of programs focused on entertainment, contests, fiction series, news, interviews and late-night shows.

Cuatro's audience ratings continued to show a very positive trend. In September 2007, it had an average monthly audience share (24 hours) of 7.2%, and the average audience ratings for the programmes released in the new season exceeded the channel's average share. The average audience in September 2007 in the prime time slot was 7.3%.

Audience figures were as follows:


24-hours
Prime time
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sept.
2006
2007

The average audience rates reached in the commercial target (8.7%) and the core commercial target (9.8%) in September 2007 also reflect the popularity of the new programming, which has boosted the channel's commercial profile.

Appendix VII

AUDIENCE OF TVI

TVI, the free-to-air TV of Media Capital, maintained its leadership in Portugal, both in 24-hours audience share and in prime time.

The evolution of its audience share compared with its main competitors during the first nine months of 2007 is as follows:

24-hours audience share evolution


RTPI
SIC
TVI
27.9%
29.0%
35.9%
29.5%
30.0%
34.2%
3Q 2007
January-Sept. 2007

Prime time audience share evolution


RTPI
SIC
TVI
26.3%
26.7%
40.9%
27.8%
28.6%
37.9%
3Q 2007
January-Sept. 2007

Appendix VIII

UNIC USERS PRISACOM: Unic users average (in thousands).


Elpais.com: 3,438
As.com: 3,169
Los40.com: 2,097
Cadenaser.com: 1,178
Cuatro: 699
Plus.es: 539
5dias.com: 387
Elpais.com: 6,614
As.com: 4,138
Los40.com: 2,222
Cadenaser.com: 1,706
Cuatro: 1,252
Plus.es: 751
5dias.com: 656
+50.7%
17,339
11,507
January-
Sept. 2006
January-
Sept. 2007

(*) Source: Internal estimates

For further information:

Grupo Prisa
Investor Relations department
Gran Vía 32, 6th floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.es
www.prisa.es

Security Reference

QUARTERLY EARNINGS REPORT FOR:

THIRD QUARTER **YEAR 2007**

I. ISSUER INFORMATION

Company Name:
PROMOTORA DE INFORMACIONES, S.A.

Registered Offices:
GRAN VIA, 32, 6 PLANTA **Tax ID No.: A-28297059**

Persons responsible for this information, positions that they hold, and identification of the powers or powers of attorney by virtue of which they represent the company:

Juan Luis Cebrián, CEO of Grupo Prisa
Notarial Power of Attorney No. 2387/99 of July 5th, 1999

A) QUARTERLY EARNINGS REPORT

(With regard to consolidated data, fill in only the column applicable under current legislation).

Euros Thousands		Individual		Consolidated National GAAP		Consolidated IFRS	
		Current Year	Last Year	Current Year	Last Year	Current Year	Last Year
Net turnover	0800	102,427	125,819			2,656,667	1,880,732
Profit/Loss Before Taxes/ Profit/Loss Before Taxes of continuing Operations (2)	1040	5,284	83,631			220,958	144,074
Net Profit/Loss of continuing Operations (3)	4700					197,131	100,675
Net Profit/Loss for the year (4)	1044	68,839	93,345			197,131	100,675
Profit/ Loss attributable to Minority Interest	2050					-51,058	-1,507
Net Profit/Loss attributable to the parent company / Net Profit/Loss attributable to holders of equity instruments in the parent company	2060			0	0	146,073	99,168
Subscribed capital	0500	22,036	21,881				
Average No. of employees	3000	131	113			13,825	11,972

B) BUSINESS OVERVIEW

(Although in summarized form due to the concise nature of this quarterly information, comments included in this section should enable investors to form an adequate opinion concerning the activities in which the company is engaged and the results obtained during the period covered by this quarterly report, as well as its financial and equity position and other essential data concerning the general course of the company's affairs. Lastly, a clear distinction should be made with regard to comments concerning consolidated financial figures and, if applicable, those concerning individual financial figures).

See attached document.

C) FILING CRITERIA AND VALUATION RULES

(The preparation of the financial and accounting data and information included in the present periodic public report should be based on the valuation principles and rules, and the accounting criteria set forth in current legislation regulating the preparation of the financial and accounting information included in the annual accounts and intermediate financial statements corresponding to the business sector in which the company is engaged. In the event that the generally accepted accounting principles and criteria required pursuant to the corresponding current legislation have exceptionally not been applied to the attached data and information, that fact should be underscored and sufficiently explained, indicating the impact that not applying such criteria may have on equity, financial position, and the results of the company or its consolidated group. In addition and in similar detail, if applicable and with regard to the latest audited annual accounts, mention should be made and an explanation provided concerning any changes in the accounting criteria used in the preparation of the attached information. It should likewise be expressly stated whether the same accounting principles, criteria and policies applied to the last annual accounts were used, and whether they correspond to the current accounting rules applicable to the company. When in accordance with applicable principles there have been adjustments and/or reclassifications in the previous period, due to changes in accounting criteria, correction of errors or changes in the classification of entries, this section should include the quantitative and qualitative data required to interpret those adjustments and/or reclassifications.)

Individual Financial Information

The financial information for Promotora de Informaciones, S.A's. annual individual accounts was prepared using generally accepted accounting principles in Spain, by applying the same accounting practices, criteria and policies used in the last annual accounts, pursuant to current accounting legislation.

Consolidated Financial Information

The consolidated financial information for Promotora de Informaciones, S.A. was prepared based on all of the International Financial Reporting Standards (IFRS) and the interpretations of the Standing Interpretations Committee (SIC), as well as the International Financial Reporting Interpretations Committee (IFRIC) issued by the International Accounting Standards Board (IASB) and were not audited. Certain projects, decisions and interpretations are presently being reviewed and discussed by the IASB, IFRIC and/or stock market regulatory authorities.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention should be made of dividends distributed since the beginning of the fiscal year)

		% over nominal	€ per share	Total (in thousand euros)
1. Ordinary shares	3100	160.0	0.16	33,705
2. Preferred shares	3110			
3. Redeemable shares	3115			
4. Non-voting shares	3120			

Additional information concerning the distribution of dividends (on account, supplementary, etc).

Not applicable

E) RELEVANT EVENTS (*)

	Code	YES	NO
1. Acquisitions or transfers of holdings in the capital of listed companies for which notifications is mandatory pursuant to Article 53 of the Securities Market Law (5% and multiples).	3200		X
2. Acquisitions of treasury shares for which notification is mandatory pursuant to the First Additional Provision of the Corporations Law (1%)	3210		X
3. Other significant increases or decreases in fixed assets (holdings in excess of 10% in non-listed companies, relevant material investments or divestitures, etc.)	3220	X	
4. Increases or reductions in share capital or the nominal value of securities	3230		X
5. Bond issues, repayment or cancellation	3240		X
6. Change of directors or members of the board of directors	3250	X	
7. Amendment of corporate bylaws	3260		X
8. Transformations, mergers or demergers	3270		X
9. Changes in the institutional regulation of the sector having a significant impact on the economic or financial position of the company or group	3280		X
10. Lawsuits, litigation or disputes that may significantly affect the equity position of the company or group	3290		X
11. Insolvencies, suspension of payments, etc.	3310		X
12. Special agreements concerning the total or partial limitation, assignment or waiver of political or economic rights with respect to shareholdings in the company	3320		X
13. Strategic alliances with national or international groups (stock swaps, etc.)	3330		X
14. Other relevant events	3340	X	

(*) Mark the corresponding column with an "x". Where the answer is "yes", attach an explanation including the date of notice filed with the CNMV (National Securities Market Commission) and the SRVB (Stock Exchange Management Company).

F) ATTACHMENT EXPLAINING RELEVANT EVENTS

On July 19, 2007 Prisa filed its earnings report for the 1st semester of 2007.

On July 23, 2007 Prisa announced that upon the death of the Chairman of the Board of Directors Mr. Jesús de Polanco Gutiérrez and pursuant to the board resolution of November 16, 2006 and the Board of Directors Regulation, Prisa's board unanimously appointed as chairman of the board Mr. Ignacio Polanco Moreno, who prior to that appointment had held the post of Deputy Chairman.

On July 23, 2007 Prisa filed the results of the obligatory bid offered by Vertix, S.G.P.S., S.A., a wholly-owned subsidiary of Prisa, to takeover Grupo Média Capital, S.G.P.S., S.A., after which Prisa (through Vertix) owns a 94.39% share in Média Capital.

On July 31, 2007 Prisa announced that through Grupo Latino de Radiodifusión Chile Ltda. (GLR Chile), a subsidiary of Unión Radio, it had acquired all of the stock of Iberoamerican Radio Chile, S.A. (IARC) from Claxson Chile, S.A. The transaction was authorized by the Competition Defense Board of Chile (TDLC), which imposed a series of conditions. The price of the operation was US$74,600,000.

On August 14, 2007 Rucandio, S.A. announced that an agreement had been reached by the shareholders of that company with respect to their holdings, which affects Prisa.

On September 27, 2007 Prisa announced that it will take legal action against The Nielsen Company in the United States and in other jurisdictions where warranted, to claim compensation for damages caused by the decision of this multinational audience ratings firm to decrease the unique audience figures for elpais.com. Prisacom has likewise demanded that Nielsen's procedures and audience metrics systems be audited by independent experts.

INSTRUCTIONS FOR PROVIDING QUARTERLY INFORMATION (GENERAL)

- Unless otherwise indicated, all figures requested should be expressed in thousands of Euros, rounded off without decimals.
- Negative figures should be preceded by a minus sign (-) in front of the corresponding number.
- Unless otherwise indicated, each amount expressed in numbers should be accompanied by the corresponding figure for the preceding period.
- The adopted International Financial Reporting Standards ("adopted IFRS") shall mean those standards adopted by the European Commission in accordance with the procedures set forth in Regulation 1606/2002 (EC) of the European Parliament and Council of July 19, 2002.
- The financial information provided in this form shall comply with the accounting standards and principles for recognition and valuation applicable for the entity in question for preparing their financial reports for the year for which this periodic public information is being filed. Until the fiscal year commencing January 1, 2007, all companies, with the exception of credit institutions, which pursuant to the provisions of the Commercial Code are required to file annual consolidated accounts and which at the close of the accounting period have only issued fixed-income securities listed on a stock exchange, and which have chosen to continue applying the standards contained in Section Three, of Title III of Book One of the Commercial Code and implementing legislation shall file the periodic public consolidated information required under section A) under "National Consolidated Standards", provided that the adopted IFRS were not applied during the previous fiscal year.

Definitions:

- (1) Net Turnover figure: should include all amounts from the sale of goods and provision of services corresponding to the company's ordinary activities, minus rebates and other reductions applied to sales, as well as VAT and other taxes directly related to the turnover figure. In the event that consolidated figures should be filed in accordance with the adopted IFRS, the information provided in this section should be prepared in accordance with those standards.
- (2) Profit/Loss Before Taxes: companies that file their periodic financial reports in accordance with the adopted IFRS should include under this section their pre-tax profit/loss on continuing operations.
- (3) Profit/Loss for the Period on Continuing Operations: this section must only be completed by those entities that present their financial reports according to the adopted IFRS and should reflect after-tax profit/loss on continuing operations.
- (4) Profit/Loss for the Year: those entities that file their financial reports in accordance with the adopted IFRS shall include under this heading their profit/loss for the year from continuing operations plus/minus after-tax profit/loss on discontinuing operations.

END